04054179

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME M-real Corporation

*CURRENT ADDRESS Revontulentie 6

FIN-02100 Espoo

Finland

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3696 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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PROCESSED
JAN 06 2005
THOMSON FINANCIAL

OICF/BY: [signature]

DATE : 1/5/05

M-real Corporation Stock Exchange Bulletin 6.2.2003 at 12.00 1(22)

PRICE OF PAPER AND US DOLLAR EXCHANGE RATE WEAKENED M-REAL´S PROFITABILITY

In 2002 M-real Group's operating profit fell to EUR 324.3 million from EUR 389.2 million in the previous year. The main reasons for the weakened profitability were the lower selling prices of paper coupled with the fall in the exchange rate of the United States dollar. Earnings were also weakened by the shutdowns and start-up costs required for the investments that were carried out at the Äänekoski and Kyro board mills. In comparative terms, however, paper deliveries increased by 3 per cent.

Key figures for 2002
- Earnings per share EUR 0.36 (0.55 euros in 2001)
- Board of Directors' dividend proposal: 0.60 euro (0.60)
- Net profit for the financial year: EUR 208.9 million (212.2)
- Profit before extraordinary items: EUR 134.3 million (154.0)
- Operating profit: EUR 324.3 million (389.2)
- Cash flow from operations: EUR 666.4 million (695.9)
- Return on capital employed: 5.8 per cent (6.9)
- Turnover: EUR 6,564.2 million (6,923.3)
- Equity ratio at the end of the year: 34.2 per cent (30.0)
- 92 per cent capacity utilization rate at the board mills (88), 85 per cent at the paper mills (82)

ARLS
12-31-02

In the fourth quarter the profitability of all M-real's business areas weakened. The selling price of board grades was at the previous quarter's level. The capacity utilization rate at the board mills was 92% (Jul.-Sept. 2002: 95%). In October-November the paper business areas received a seasonal boost in demand compared with preceding months. The capacity utilization rate at the paper mills was 83% (83%).

"The varying degrees of downbeat sentiment that continued to surround the world economy throughout 2002 also showed up in the paper and board industry in many ways. Demand for the high-quality printing papers required for communications and advertising remained weak in 2002, leading to continued production curtailments. Demand for the folding boxboard used in consumer packaging as well as for other grades of paperboard held up well," comments President and CEO Jouko M. Jaakkola, sizing up the market situation in 2002.

In the beginning of 2003 M-real increased its holding in Metsä Tissue to over 90 per cent in order to be able to make independent decisions about the future of Metsä Tissue. As Metsä Tissue remains as a non-core business for M-real, the aim is to find a partner for further development of Metsä Tissue.

The economic outlook for the current year is still uncertain in the world's main economic areas, though some individual signs of a turn for the better can be detected in the United States. The main financial indicators nevertheless do not give any clear guidance concerning the future trend. "The prospects for the paper industry are still very uncertain. It remains difficult to forecast when the cyclical upswing will get under way, but I believe that the bottom in paper demand has been reached," estimates Jaakkola.

M-REAL CORPORATION

Corporate communications

For further information, please contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation, tel. +358 10 469 4118, GSM +358 50 2261
Veli-Matti Mynttinen, Executive Vice President, M-real Corporation, tel. +358 10 469 4655, GSM +358 50 2895

M-REAL CORPORATION

REPORT OF THE BOARD OF DIRECTORS, 2002
FINANCIAL STATEMENT BULLETIN, 2002

THE MARKET

Demand for folding boxboard was good throughout 2002 and capacity was in nearly full use, except for the rebuilt board machine that started up at Äänekoski. Deliveries of linerboard increased and fluting deliveries were down on the previous year.

In western Europe demand for folding boxboard rose by 3 per cent. The selling price was at the level of 2001. The selling price of liner and fluting was down 1–2 per cent.

Demand for paper remained weak throughout the year. Demand for uncoated fine paper was nevertheless up on the previous year and better than for other grades, especially in the first quarter and at the beginning of the second quarter. Demand for coated fine paper was at a uniformly low level all year long, save for seasonal changes in demand. Demand for coated magazine paper, however, picked up somewhat in the second quarter.

Deliveries by western European producers of coated magazine paper were up 2 per cent on the previous year. The selling price fell by about 8 per cent. Deliveries by producers of coated fine paper rose by 6 per cent and those of uncoated fine paper by 2 per cent. Despite the downward pressure due to the weak demand that set in a year earlier, the price declined moderately: the selling price of coated fine paper was 6 per cent lower than a year ago and that of uncoated fine paper 3 per cent lower.

Demand for magazine paper and coated fine paper in the last quarter of the year showed the normal seasonal growth. Deliveries of magazine paper increased by 9 per cent and those of coated fine paper by 2 per cent. Deliveries of uncoated fine paper, however, were down 3 per cent.

Demand for Metsä Tissue's tissue paper products remained stable throughout the year.

PROFIT FOR THE FINANCIAL YEAR

M-real's operating profit in 2002 was EUR 324.3 million (389.2 million in 2001). Operating profit accounted for 4.9 per cent of turnover (5.6). The profitability of the Consumer packaging and Publishing business areas weakened. Home & Office and Commercial printing improved their profitability. Metsä Tissue's earnings also improved.

The main reasons for the weakening in profitability were the lower selling price of paper, particularly magazine paper, the investment-related shutdowns and start-up costs at the Äänekoski and Kyro board mills as well as the fall in the exchange rate of the United States dollar. In addition, operating profit for the financial year includes EUR 25 million of non-recurring income and EUR 37 million of non-recurring expenses. All of the non-recurring income and EUR 28 million of the non-recurring expenses were allocated to the last quarter. The most important of the non-recurring income items was a credit to income of EUR 17 million for the Group reserve connected with finalization of the purchase price for Zanders, whereby the amortization of goodwill has been extended. The most significant of the non-recurring expenses were the reorganization costs for the Map merchanting business area and write-downs on asset items. These expenses came to a total of EUR 17 million.

M-real delivered 1,129,000 tonnes (1,128,000 tonnes) of paperboard to customers. The mills' production was curtailed by 41,000 tonnes in line with demand (122,000). The capacity utilization rate was 92 per cent (88).

Paper deliveries from the mills totalled 3,638,000 tonnes (3,643,000). The comparable delivery volume rose by 3 per cent on the previous year. The delivery volume of coated and uncoated fine paper rose by 4 per cent and the comparable delivery volume of magazine paper by 11 per cent. Owing to the imbalance in supply and demand, production had to be curtailed significantly, as it was a year ago. Production curtailments amounted to 605,000 tonnes (677,000 tonnes). The capacity utilization rate at the mills was 85 per cent (82).

The effect of the change in foreign exchange rates, including hedging income, on operating profit was EUR 29.9 million (18.6). By the end of 2002 the United States dollar weakened by 19 per cent and the British pound by 6.9 per cent compared with the previous turn of the year. On average, the euro exchange rate of the dollar was 5.5 per cent lower than in 2001 and the exchange rate of the British pound sterling 1.1 per cent lower.

Turnover was EUR 6,564.2 million (6,923.3). In comparable terms, turnover fell by 4 per cent. Sales to Finland accounted for 6 per cent of turnover (7).

Net financial expenses were EUR 190.0 million (235.2). Financial expenses include a foreign exchange loss of EUR 30.5 million on the company's convertible subordinated capital notes and on other financial items. Net interest and other financial expenses amounted to EUR 159.5 million (212.5).

Other operating income amounted to EUR 73.4 million (71.2). The sum does not include non-recurring items.

Profit before extraordinary items was EUR 134.3 million (154.0).

A capital gain of EUR 156 million on the sale of shares in Albbruck was booked to extraordinary income along with EUR 12.8 million of tax-related expense items connected with the arrangement.

Profit for the financial period was EUR 208.9 million (212.2). Taxes, including the change in the imputed deferred tax liability, were EUR 59.8 million (115.0).

Earnings per share were EUR 0.36 (0.55).

The return on capital employed was 5.8 per cent (6.9). The return on equity was 3.0 per cent (4.7).

OCTOBER-DECEMBER EARNINGS COMPARED WITH THE PREVIOUS QUARTER

Operating profit was EUR 50.7 million (Jul.-Sep. 2002: 97.1). Operating profit accounted for 3.2 per cent of turnover (6.1). The profitability of all the business areas weakened. Operating profit includes EUR 25 million of non-recurring income and EUR 28 million of non-recurring expenses.

The weakening in the profitability of the Consumer packaging business area was due mainly to the start-up costs of the Äänekoski board machine, the fall in the exchange rate of the US dollar as well as December shutdowns in accordance with the collective labour agreement. The selling price of paperboard grades was at the previous quarter's level. Paperboard deliveries amounted to 283,000 tonnes (284,000 tonnes). The capacity utilization rate was 92 per cent (95).

The paper business areas benefited from a seasonal improvement in demand in October-November compared with earlier months. The weakening in fourth-quarter profitability was attributable mainly to the slightly lower selling prices of coated fine paper and magazine paper, the fall in the exchange rates of the United States dollar and British pound as well as the seasonal slowdown in sales at the end of December. The delivery volume of fine paper was at the previous quarter's levels, and the delivery volume of magazine paper rose by 9 per cent. The total volume of paper deliveries was 891,000 tonnes (870,000). Production curtailments amounted to 164,000 tonnes (198,000 tonnes). The capacity utilization rate of the paper mills was 83 per cent (83).

Consolidated turnover was EUR 1,587.3 million (1,604.1).

PERSONNEL

The number of personnel at the end of December was 20,323 employees (21,515 employees at 31 December 2001), of which 5,941 employees worked in Finland (6,091). The net decrease in the personnel was 1,192 employees. Acquisitions and divestments caused a net decrease of 82 employees.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES ON FIXED ASSETS

M-real's total capital expenditures during 2002 amounted to EUR 304 million.

The projects for rebuilding the Kyro wallpaper base machine and Äänekoski board machine were completed. Kyro's modernized production line started up in the spring on schedule and the rebuilt board machine at Äänekoski came on stream in September. Bringing both machines up to full output has gone well. The Äänekoski board machine will concentrate on manufacturing a new type of paperboard that is used in packaging healthcare products. The aggregate cost of the capital expenditures at Kyro and Äänekoski was about EUR 110 million.

The investments for Zanders' development programme are progressing according to plans and will be completed during 2003. M-real's Board of Directors decided in December to modernize the waste water treatment plant at the Husum mill at an investment cost of about 42 million euros. Design of the plant is in progress and the construction will be started in March 2003. The new plant will become operational in December 2004.

M-real does not have other major investments that were in progress.

Metsä Tissue decided on an investment and development programme for its operations in Germany in October. Capital expenditures under the programme total about EUR 45 million and it will for the most part be carried out by the end of 2004.

The modernization investment for the evaporator plant at Metsä-Botnia's Kemi pulp mill has moved ahead in line with plans and the new evaporation plan will go into operation in January 2003.

ACQUISITIONS AND DIVESTMENTS

In April, M-real acquired an 85 per cent holding in CN Papiervertriebs GmbH, a German paper and printing service company. In April, M-real sold the Winpac division, which is engaged in paper and board sheeting operations, to the company's line management. In June, M-real sold the entire shares outstanding in Coupe Service SA, a French sheeting company, to Procop SA.

In June, M-real sold its 50 per cent holding in Papierfabrik Albbruck GmbH & Co. KG to Myllykoski Oyj. The purchase price was 235 million euros and M-real realized a capital gain of about 156 million euros on the deal.

In July, M-real and the other shareholders in Transfennica Oy Ab sold 51 per cent of Transfennica's shares to the Dutch transport company Spliethoffs Bevrachtingskantoor B.V.

On October 3, Metsä Tissue received a permit from the Polish Ministry of the Interior to purchase a 9.9 per cent additional stake in the Polish tissue paper company Zaklady Papiernicze Krapkowicach SA. The shares were transferred to Metsä Tissue on 11 October, raising the company's holding in ZPK to 50.3 per cent and the company become a Metsä Tissue subsidiary. In December Metsä Tissue purchased additional ZPK shares, giving it a shareholding of 89.4 per cent.

In December Map Merchants signed an agreement on acquiring the Czech office paper merchant Narpex in order to strengthen its position in the Czech Republic. The debt-free purchase price of the acquired company was just over EUR 3 million. The deal has been approved by the authorities.

OTHER STRUCTURAL ARRANGEMENTS

In February M-real agreed with Myllykoski Oyj on terminating the sales and marketing co-operation that had been pursued under the M-real alliance name since 1996. Decoupling of the functions was completed during the autumn.

Operations of the Silverdalen paper millin Sweden, were wound up at the end of March in accordance with the previously taken decision.

M-real Corporation, UPM-Kymmene Corporation, Metsäliitto Osuuskunta and Oy Metsä-Botnia Ab carried out the spin-off of the Kemiart Liners business as from the beginning of April. The decisions on the future strategy and ownership structure of the business will be taken by the end of 2004.

In August M-real redeemed private shareholders' shares in Zanders Feinpapiere AG. Zanders thus became a wholly-owned subsidiary of M-real.

RESEARCH AND DEVELOPMENT

The total volume of research activities remained at the level of 2001. The efficiency, information flow and cooperation of the R&D units with the mills was stepped up.

The international networks of research bodies have been utilized to a growing extent in planning and developing research and development programmes.

Research has been geared primarily towards improving competitive quality factors that are connected with end use. Significantly, a major commercial breakthrough has been achieved in digital four-colour printing.

Another noteworthy research result was the significant improvement that has been made in the energy consumption efficiency of the pulping process thanks to long-term development cooperation. In connection with the rebuild of the Äänekoski board machine, a new improved board grade was developed. The Home & Office business area came out with new copy paper products based on proprietary technology.

In response to future challenges, M-real is studying ways to improve the usability and functional characteristics of consumer products by incorporating information technology into M-real's consumer products. Understanding visual quality and exploiting in commercially are also amongst the challenges of the future.

ENVIRONMENT

M-real conducted a review of its environmental policy. Areas that were redefined included management, the company's own processes, purchasing and communications.

M-real and its wood procurement partner Metsäliitto have given their commitment to using wood raw material that comes from sustainably managed forests. Accordingly, measures were continued to develop management of the Chain of Custody of roundwood and to promote the certification of forests. In Russia and the Baltic countries internal inspections of the felling sites were continued. The requirements set for pulp suppliers were updated such that the level of demand is the same as for M-real's own wood procurement.

M-real's most important environmental investment over the next few years will be the waste water treatment plant at the Husum mill. The facility will start up in 2004.

M-real continued its efforts to improve energy efficiency, to reduce the emissions from its own power plants and to increase the proportion of bioenergy. The new wood-fired power plant at Äänekoski started up in the report year.

M-real will publish a separate Environmental Report for 2002.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,019 million at the end of the financial year (Dec. 2001: 3,482).

The equity ratio at the end of the period was 34.2 per cent (Dec. 2001: 30.0) and the gearing ratio was 119 per cent (Dec. 2001: 145).

Liquidity is good. Liquidity at the end of the year was EUR 1,400 million, of which 1,200 million consisted of binding long-term credit facilities and 200 million was liquid funds and investments (273). In addition, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to EUR 800 million.

At the end of the financial year an average of 4 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 2 and 4 months. At the end of the report period, about 90 per cent of the shareholders' equity not in euros was hedged. At the end of the year the Group's liabilities were tied to fixed-interest rates for a period of 15 months. During the financial year the fixed-rate period has varied from 10 to 15 months.

At the close of the year, 22 per cent of the Group's long-term loans were denominated in foreign currencies. Of these loans, 56 per cent was subject to variable interest rates and the rest to fixed interest rates. The average interest rate on the loans was 4.7 per cent at the end of 2002 and their average maturity was 7.4 years.

In June M-real floated an issue of bonds to a total amount of 350 million United States dollars. The bonds have maturities of 7, 10 and 12 years.

In August M-real repaid prematurely the 350 million US dollar convertible subordinated capital notes that were issued in 1997. The total exchange rate loss on the notes amounted to EUR 63.9 million. A total of EUR 42.2 million of the foreign exchange loss was booked as a charge against earnings in the financial year and EUR 21.7 million against earnings for 2001.

In November an 850 million euro syndicated loan with a maturity of 5 years was signed. The loan was used to refinance the syndicated loans taken out in 1996 and 1997. A total of 22 banks took part in the arrangement.

At the end of June 2001 M-real and some of its subsidiaries agreed to sell their trade receivables to a third party under the terms of a continuing and irrevocable transaction (securitization). The securitization of trade receivables has been continued. The securitized trade receivables are included in the consolidated balance sheet. The balance sheet and key figures for the previous year have been adjusted to a comparable basis (in 2001 securitized trade receivables were not included in the consolidated balance sheet).

The company's credit ratings remained unchanged during the financial year. Standard and Poor's rating for M-real's long-term loans is BBB- and for short-term loans A3, with a neutral outlook. Moody's rating for long-term loans is Baa3 and for short term loans P3, with a negative outlook.

BOARD OF DIRECTORS AND AUDITORS

The Annual General Meeting held on 13 March 2002 re-elected the following persons to seats on M-real's Board of Directors for a term extending up to the next Annual General Meeting: Timo Haapanen, Asmo Kalpala, Erkki Karmila, Runar Lillandt, Matti Niemi, Antti Oksanen, Antti Tanskanen and Arimo Uusitalo.

The auditors elected were Göran Lindell, Authorized Public Accountant, and the independent public accountants PricewaterhouseCoopers Oy, with Ilkka Haarlaa, Authorized Public Accountant, acting as chief auditor and Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, as deputy auditors.

SHARES

The highest price of M-real's Series B share on Helsinki Exchanges during the financial year was EUR 10.44 and the lowest price was EUR 5.88. The average share price was EUR 8.28. In 2001 the average price was EUR 6.96. The price of the Series B share was EUR 8.00 at the end of the financial year, 31 December 2002.

Turnover of the Series B share was EUR 857 million, or 72.5 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 31 December 2002 totalled EUR 1,427 million.

At 31 December 2002, Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 35.1 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

IAS PROJECT

On 7 June 2002 the Commission of the European Union approved the proposed regulation according to which publicly listed companies that are registered in the EU area must prepare their consolidated annual accounts in accordance with IAS (International Accounting Standards) no later than for the 2005 financial year.

In autumn 2001 M-real initiated a project to put in place IAS capabilities. The project has moved ahead in accordance with plans and the company will prepare its consolidated annual accounts in accordance with IAS as from the beginning of 2005.

EVENTS AFTER THE CLOSE OF THE FINANCIAL PERIOD

On 20 January 2003 M-real purchased 5,781,200 shares of Metsä Tissue that were owned by SCA (Svenska Cellulosa Aktiebolaget). The purchase price was EUR 12.30 per share, or EUR 71.1 million in total. The shares represent 19.3 per cent of Metsä Tissue's total shares outstanding. Through the deal, the M-real Group's shareholding in Metsä Tissue rose to 84.85 per cent. Later the same day M-real purchased additional shares, bringing its holding to more than 90 per cent. Thereby M-real became entitled under the Companies Act to redeem the remainder of the Metsä Tissue shares. M-real announced it was launching a redemption process in accordance with the Companies Act as soon as this is appropriate in practice.

OUTLOOK FOR THE CURRENT YEAR

The slowdown in economic growth that got under way in 2000 continued in Europe. Economic growth in North America, however, is generally expected to have improved in 2002 compared with the nearly zero level of 2001. Asia's economic growth is estimated to have been somewhat better than it was in 2001. On the foreign exchange markets, the United States dollar and British pound weakened markedly against the euro in 2002.

The economic outlook for the current year is still uncertain in the main economic areas, though some individual signs of a turn for the better can be detected in the United States. The main financial indicators nevertheless do not give any clear guidance concerning the future trend.

The trend in the world economy will have a central impact on M-real's earnings in the current year. It is still difficult to forecast when the cyclical upswing in the paper and board industry will get under way. The slump in paper demand nevertheless has probably bottomed out by now. It is not expected that there will be an essential change in the demand for M-real's main products. Paper production will have to be curtailed in line with demand in the current year, as it was last year.

The current programme of efficiency-boosting measures will be seen to completion during 2003. The cost savings will be realized in full measure in the Group's profits as from the beginning of 2004.

Espoo, 6 February 2003

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Consumer packaging

	2002	2001	IV 02	III 02	II 02	I 02	IV 01	2001-2002 change
Turnover	921,1	951,3	227,0	231,7	232,4	230,0	242,7	-3,1%
Operating profit	83,4	130,0	8,1	24,8	16,7	33,8	28,0	-36,2%
Operating profit, %	9,1	13,7	6	10,7	7,2	14,7	11,5	
Return on capital employed, %	9,7	15,0	5,2	11,6	7,6	16,0	12,3	
Mill deliveries, 1,000 t	1129	1128	283	284	287	274	288	0%
Board mills' capacity utilization rate, %	92	88	92	95	90	90	86	

Demand for the products of the Consumer packaging business area were good throughout the review period. Folding boxboard production capacity was in full use nearly all year long, with the exception of the rebuilt machine at Äänekoski. Demand for linerboard increased, whereas fluting faced weaker demand. The depreciation of the US dollar depressed the euro-denominated selling price of all product groups.

The business area's operating profit was EUR 83.4 million (130.0). The weakening in profitability was due mainly to the shutdowns and start-up costs required for the investments at the Äänekoski and Kyro board mills and to the fall in the exchange rate of the US dollar. Operating profit was 9.1 per cent of turnover (13.7). Turnover fell by 3 per cent on the previous year. The capacity utilization rate of the paperboard mills was 92 per cent (88).

Deliveries of folding boxboard in western Europe were up 3 per cent on the previous year. M-real's folding boxboard enjoyed brisk demand throughout the year, but delivery volumes remained at the level of 2001 due to the temporary decrease in production volumes caused by the machine rebuilds at Äänekoski and Kyro. Selling prices were at the level of 2001. In euro terms, the average selling price nevertheless declined somewhat owing to the effect of a lower US dollar.

Delivery volumes of linerboard grew by 7 per cent. The bulk of the growth came from the European market (11%). The average selling price in euros fell by 3 per cent owing to the weakening in the US dollar.

Demand for fluting fell somewhat and the delivery volume declined by 2 per cent from the record level reached in 2001. The average price in euros was down 5 per cent.

The weakening in worldwide demand for wallpaper base continued during the report period and the delivery volume was down 4 per cent compared with 2001. The average selling price in euros fell by 9 per cent.

Fourth-quarter operating profit was down 67 per cent on the previous quarter. Profitability was lowered by the start-up expenses for the Äänekoski board machine, seasonal factors in December as well as the fall in the euro-denominated average selling price due to the depreciation of the US dollar. Folding boxboard deliveries were down 5 per cent. Delivery volumes of linerboard fell by 7 per cent. Fluting deliveries, however, were up 5 per cent.

Commercial printing

	2002	2001	IV 02	III 02	II 02	I 02	IV 01	2001-2002 change
Turnover	1218,1	1289,4	293,1	291,0	300,1	333,9	325,2	-5,5%
Operating profit	97,0	79,6	19,8	19,9	25,0	32,3	34,1	21,9%
Operating profit, %	8,0	6,2	6,8	6,8	8,3	9,7	10,5	
Return on capital employed, %	8,8	6,9	7,1	7,3	7,9	10,2	12,7	
Mill deliveries, 1,000 t	1409	1389	345	337	351	375	353	1,4%
Capacity utilization rate, %	83	82	82	76	83	90	82	

The Commercial printing business area suffered all year long from the weak demand that set in during the first part of 2001, and capacity utilization rates remained low. The weak demand also pushed prices down. The fall in prices nevertheless remained moderate, at about 5 per cent. In addition, the weakening in the United States dollar together with increased deliveries to markets outside Europe depressed the average selling price in euros.

The profitability during the report period improved on the previous year. Operating profit was EUR 97.0 million (2001: 79.6). Operating profit was lifted by an improvement in production efficiency, cost-cutting, lower raw material costs, the winding up of operations at the Silverdalen mill in March as well as a higher delivery volume. Operating profit was 8.0 per cent of turnover (6.2). Turnover fell by 6 per cent on the previous year.

Deliveries by west European producers of coated fine paper rose by 6 per cent in 2002. The delivery volume of M-real's products rose by 1 per cent. The average running time of the paper machines was 7 days longer than in 2001 and the capacity utilization rate was 83 per cent (82). The order book was a good week at the end of the year.

Fourth-quarter operating profit was on a par with the previous quarter. Selling prices declined somewhat and, additionally, the weakening in the dollar depressed the average selling price in euros. Delivery volumes rose.

The Kangas paper mill was transferred to the Publishing business area as from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly

Home & Office

	2002	2001	IV 02	III 02	II 02	I 02	IV 01	2001-2002 change
Turnover	934,1	875,1	221,5	222,2	234,6	255,8	223,7	6,7%
Operating profit	107,2	84,7	19,9	32,8	24,6	29,9	10,3	26,6%
Operating profit, %	11,5	9,7	9,0	14,8	10,5	11,7	4,6	
Return on capital employed, %	9,6	6,6	7,3	12,2	8,3	10,6	4,3	
Mill deliveries, 1,000 t	902	832	211	218	223	250	219	8,4%
Capacity utilization rate, %	89	88	79	88	91	96	88	

The products of the Home & Office business area enjoyed very good demand in the first quarter and at the beginning of the second quarter. In May-June demand fell off sharply and remained at this lower level throughout the latter part of the year. Selling prices fell by about 3 per cent from the level in 2001.

The business area posted operating profit of EUR 107.2 million (84.7). The improvement in profitability was due mainly to the increased delivery volumes, with a further boost from improved production efficiency. Operating profit was 11.5 per cent of turnover (9.7). Turnover rose by 7 per cent on the previous year.

Deliveries by west European producers of uncoated fine paper fell by 2 per cent in 2002. M-real's delivery volume rose by 8 per cent. The average running time of the paper machines was 2 days longer than in 2001 and the capacity utilization rate was 89 per cent (88). The order book at the end of the year was a bit over two weeks.

Operating profit in the fourth quarter fell by 39 per cent compared with the previous quarter. The fall in profitability was due largely to the lower delivery volume as well as to the seasonally related increase in expenses.

<u>Publishing</u>

	2002	2001	IV 02	III 02	II 02	I 02	IV 01	2001-2002 change
Turnover	790,1	924,4	204,0	191,0	193,5	201,6	210,5	-14,5%
Operating profit	39,4	74,7	9,4	14,4	-0,7	16,3	8,3	
Operating profit, %	5,0	8,1	4,6	7,5	-0,4	8,1	3,9	
Return on capital employed, %	3,5	6,0	3,4	5,5	-0,2	5,4	3,3	
Mill deliveries, 1,000 t	977	1063	255	234	235	254	250	-8,1%
Capacity utilization rate, %	84	79	87	87	77	85	79	

The weak demand that beset the Publishing business area in the second quarter of 2001 continued in 2002, causing a marked decline in selling prices. In addition, the depreciation of the US dollar depressed the average euro-denominated selling price. The 50 per cent holding in the Albbruck mill was divested in June.

The business area reported operating profit of EUR 39.4 million (74.7). The weakening in profitability was due to selling prices that were about 8 per cent lower, the depreciation of the US dollar as well as to the fall in the delivery volume due to divesting MD Papier and Albbruck. Operating profit was 5.0 per cent of turnover (8.1). Turnover fell by 15 per cent on the previous year. Comparable turnover was up 3 per cent.

Deliveries of coated magazine paper (LWC) in western Europe rose by 2 per cent. M-real's comparable delivery volume rose by 11 per cent. The divestment of MD Papier and Albbruck caused a drop in the delivery volume. The average running time of the paper machines was 24 days longer than in 2001 and the capacity utilization rate was 84 per cent (79). The order book at the end of the year was slightly less than three weeks.

Operating profit in the fourth quarter fell by 35 per cent compared with the previous quarter. The fall in profitability was due to the seasonally weaker demand in December, shutdowns in Finland in accordance with the collective labour agreement as well as lower selling prices. The weakening in the US dollar during the quarter also lowered the average selling price in euros.

The Kangas paper mill was transferred to the Publishing business area as from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly.

Map Merchant Group

	2002	2001	IV 02	III 02	II 02	I 02	IV 01	2001-2002 change
Turnover	1542,8	1635,6	375,0	371,7	387,1	409,0	389,3	-5,7%
Operating profit	-14,9	-3,6	-9,3	-5,9	-0,9	1,2	-14,4	
Operating profit, %	-1,0	-0,2	-2,5	-1,6	-0,2	0,3	-3,7	
Return on capital employed, %	-3,0	-0,8	-9,0	-4,0	-0,8	1,8	-12,2	
Delivery volumes, 1,000 t	1270	1351	311	307	314	338	331	-6,0%

The Map paper merchanting business area's financial year was also overshadowed by the continuing difficult market situation. Map moved ahead with its programme for integrating and rstructuring operations.

The business area reported an operating loss of EUR 14.9 million (a loss of 3.6 million in 2001). Profitability was weakened by the fall in the delivery volume owing to slack demand. In addition, operating profit was burdened by a total of EUR 17.3 million of non-recurring reorganization expenses, credit losses and write-downs on asset items. Despite the price competition spurred by weak demand, the average selling price declined moderately. Turnover was down 6 per cent.

Delivery volumes during the report year totalled 1,270,000 tonnes, down 6 per cent on the delivery volumes in 2001. Delivery volumes remained at an evenly low level all year long.

Zanders

	2002	2001	IV 02	III 02	II 02	I 02	IV 01	2001-2002 change
Turnover	459,4	512,9	83,7	122,4	121,7	131,6	120,1	-10,4%
Operating profit	2,4	0,2	-4,1	-1,5	1,9	6,1	-2,0	
Operating profit, %	0,5	0,0	-4,9	-1,2	1,6	4,6	-1,7	
Return on capital employed, %	0,9	0,3	-5,4	-0,9	2,4	7,0	-2,3	
Mill deliveries, 1,000 t	350	360	80	82	90	97	89	-2,8%
Capacity utilization rate, %	76	78	69	65	80	90	78	

The weak market situation also kept Zanders' deliveries and capacity utilization rates at a low level. Selling prices fell slightly. In addition, the change in the product mix coupled with a cheaper dollar depressed the average selling price in euros. Integration of Zanders' operations into M-real was continued during the report period. The operational reorganization and measures aiming at improving production efficiency progressed according to plans. About 60 per cent of the efficiency-boosting and investment programme had been carried out by the end of the year.

Operating profit was EUR 2.4 million (0.2). The improvement in profitability was due to the fall in fixed costs resulting from the restructuring of operations as well as to lower raw material costs. Profitability was nevertheless weakened by the capital expenditure-caused disturbances in production operations in the latter part of the year. Turnover was down 10 per cent.

The average capacity utilization rate of the paper machines was 76 per cent (78).

In August M-real redeemed the Zanders Feinpapiere AG shares of the company's private shareholders. Zanders thus became a wholly-owned subsidiary of M-real.

Operating profit in the fourth quarter fell compared with the previous quarter. Factors that cut into profitability were investment-caused disturbances in production, the fall in selling prices, the weakening in the US dollar as well as a somewhat lower delivery volume. In addition, operating profit was burdened by an EUR 2.4 million of non-recurring expenses for integrating Zanders' sales network into M-real's.

OTHER BUSINESSES

Metsä Tissue Corporation

	2002	2001	IV 02	III 02	II 02	I 02	IV 01	2001-2002 change
Turnover	647,8	649,6	170,7	162,3	155,7	159,2	163,2	-0,3%
Operating profit	43,1	36,5	5,9	17,2	8,4	11,6	13,8	18,1%
Operating profit, %	6,7	5,6	3,5	10,6	5,4	7,3	8,5	
Return on capital employed, %	13,2	10,3	7,6	21,0	10,5	14,0	16,6	

Operating profit in 2002 was EUR 43.1 million (Jan.-Dec. 2001:36.5). The higher profitability was due to a rise in cost-effectiveness, an improved product palette and a slight increase in deliveries. Operating profit was 6.7 per cent of turnover (5.6). Turnover was EUR 647.8 million (649.6).

The growth in demand for tissue products has been very modest in Europe. At the same time, new capacity has entered the market, causing the competitive situation to tighten further.

Metsä Tissue's sales volume rose by about 3 per cent in comparable terms, but the euro-denominated average selling price was down 5 per cent compared with 2001. The fall in the average selling price was attributable above all to the lower market prices of raw paper.

Fourth-quarter operating profit fell to EUR 5.9 million from EUR 17.2 million in the previous quarter. The drop in profitability was due to a weaker selling period compared with the previous quarter as well as to a total of EUR 3.7 million of non-recurring cost provisions for restructuring operations, which was charged to fourth-quarter earnings. The provisions were made mostly to cover the operations in Germany.

In 2002, Metsä Tissue Corporation's share price registered a high of EUR 11.00 and a low of EUR 8.50. At the end of the year the share price was EUR 10.50. Turnover of Metsä Tissue shares was EUR 17.5 million, representing 5.9 per cent of the total number of shares outstanding. The company's market capitalization at 31 December 2002 was EUR 315 million. At the end of the financial year M-real owned 65.6 per cent of Metsä Tissue's shares. Foreign investors held 21.8 per cent of the shares at the end of the report period.

In October Metsä Tissue announced it had started up an investment and development programme encompassing its business functions in Germany. The aim of the programme is to improve quality and the degree of converting, especially within consumer products, whilst raising productivity. Capital expenditures under the programme total about EUR 45 million and it will for the most part be carried out by the end of 2004. Owing to the staff cuts that are part of the programme, the fourth-quarter result includes an expense provision of about EUR 3 million.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-12/02	%	1-12/01	%
Turnover	6 564,2	100,0	6 923,3	100,0
Interest in associated companies	-4,9		4,5	
Other operating income	73,4		71,2	
Operating expenses	5 850,7		6 131,4	
Depreciation	457,7		478,4	
Operating profit	324,3	4,9	389,2	5,6
Net exchange gains/ losses	-30,5		-22,7	
Other financial income and expenses	-159,5	-2,9	-212,5	-3,4
Profit before extraordinary items	134,3	2,0	154,0	2,2
Extraordinary items	144,5		183,3	
Profit before taxes and minority interest	278,8	4,2	337,3	4,9
Taxes	-59,8		-115,0	
Minority interest	-10,1		-10,1	
Profit for the period	208,9	3,2	212,2	3,1

PROFIT AND LOSS ACCOUNT (EUR million)	Change	%	10-12/02	%
Turnover	-359,1	-5,2	1587,3	100,0
Interest in associated companies	-9,4		-1,9	
Other operating income	2,2		26,7	
Operating expenses	-280,7		1454,7	
Depreciation	-20,7		106,7	
Operating profit	-64,9	-16,7	50,7	3,2
Net exchange gains/ losses	-7,8		5,0	
Other financial income and expenses	53,0		-45,6	
Profit before extraordinary items	-19,7	-12,8	10,1	0,6
Extraordinary items	-38,8		0,0	
Profit before taxes and minority interest	-58,5	-17,3	10,1	0,6
Taxes	55,2		-1,8	
Minority interest	0,0		-1,4	
Profit for the period	-3,3	-1,6	6,9	0,4

M-REAL-GROUP (all figures unaudited)

BALANCE SHEET (EUR million)	12/2002	%	12/2001	%
Assets				
Fixed assets	4 934,5	66,6	5 164,4	64,5
Current assets				
Inventories	814,9	11,0	877,5	11,0
Other current assets	1 460,9	19,7	1 689,3	21,1
Liquid funds	199,9	2,7	273,4	3,4
Total	7 410,2	100,0	8 004,6	100,0
Liabilities				
Shareholders´ equity	2 461,0	33,2	2 651,2	33,1
Minority interest	74,6	1,0	59,6	0,7
Provisions for liabilities and charges	66,3	0,9	113,9	1,4
Long-term liabilities	3 030,3	40,9	2 919,6	36,6
Short-term liabilities	1 778,0	24,0	2 260,3	28,2
Total	7 410,2	100,0	8 004,6	100,0

M-REAL-GROUP (all figures unaudited)

CASH FLOW STATEMENTS (EUR million)	1-12/02	1-12/01
Profit before extraordinary items	134,3	154,0
Depreciation	457,7	478,4
Taxation	-56,7	-45,2
Other changes	-14,3	20,6
Funds from operations	**521,0**	**607,8**
Change in working capital	145,4	88,1
Cash flow from operations	**666,4**	**695,9**
Gross capital expenditures [1]	-310,0	-740,0
Disposal and other changes in fixed assets	223,9	277,9
Cash flow after capital expenditure	**580,3**	**233,8**
Share issue	0,0	280,0
Interest-bearing net debt of companies acquired and divested	-9,0	-219,2
Dividend	-108,4	-83,4
Change in interest-bearing liabilities (+ decrease / - increase)	**462,9**	**211,2**

1) Exc. Interest-bearing net debt of acquired companies.

m·real

M-REAL-GROUP (all figures unaudited)

KEY FIGURES	1-12/02	1-12/01	10-12/02
Earnings per share, EUR (diluted 1-12/02; 0,36 EUR)	0,36	0,55	0,04
Return on capital employed, %	5,8	6,9	3,8
Return on equity, %	3,0	4,7	1,3
Gross capital expenditures, EUR million 1)	310	740	130
Personnel, average	21 070	22 237	20 469

	12/02	12/01
Shareholders´ equity per share, EUR	13,75	13,08
Equity ratio, %	34,2	30,0
Gearing ratio, %	119	145

Securities and guarantees, EUR million	12/02	12/01
For own loans	487	581
For associated companies	0	1
For affiliated companies	26	5
For others	5	31
Total	518	618

Open derivative contracts, EUR million	Gross amount 12/02	Gross amount 12/01
Interest rate derivatives	9 998	10 816
Currency derivatives	4 832	3 368
Total	14 830	14 184

1) Excl. interest-bearing net debt of acquired companies.

M-REAL-GROUP

Quarterly data

TURNOVER EUR Million	Quarter I-IV 2002	2001	Quarterly IV 02	III 02	II 02	I 02	IV 01
Commercial printing	1 218,1	1 289,4	293,1	291,0	300,1	333,9	325,2
Home & Office	934,1	875,1	221,5	222,2	234,6	255,8	223,7
Publishing	790,1	924,4	204,0	191,0	193,5	201,6	210,5
Consumer packaging	921,1	951,3	227,0	231,7	232,4	230,0	242,7
Map Merchant Group	1 542,8	1 635,6	375,0	371,7	387,1	409,0	389,3
Zanders	459,4	512,9	83,7	122,4	121,7	131,6	120,1
Metsä Tissue	647,8	649,6	170,7	162,2	155,7	159,2	163,2
Internal sales and other operations	50,8	85,0	12,3	12,0	11,6	15,0	27,0
GROUP TOTAL	6 564,2	6 923,3	1587,3	1604,1	1636,7	1736,1	1 701,7

OPERATING PROFIT AND RESULT EUR Million	Quarter I-IV 2002	2001	Quarterly IV 02	III 02	II 02	I 02	IV 01
Commercial printing	97,0	79,6	19,8	19,9	25,0	32,3	34,1
Home & Office	107,2	84,7	19,9	32,8	24,6	29,9	10,3
Publishing	39,4	74,7	9,4	14,4	-0,7	16,3	8,3
Consumer packaging	83,4	130,0	8,1	24,8	16,7	33,8	28,0
Map Merchant Group	-14,9	-3,6	-9,3	-5,9	-0,9	1,2	-14,4
Zanders	2,4	0,2	-4,1	-1,5	1,9	6,1	-2,0
Metsä Tissue	43,1	36,5	5,9	17,2	8,4	11,6	13,8
Other operations	-33,3	-12,9	1,0	-4,6	-17,3	-12,4	-5,8
OPERATING PROFIT	324,3	389,2	50,7	97,1	57,7	118,8	72,3
% of turnover	4,9	5,6	3,2	6,1	3,5	6,8	4,3
Net exchange gains/losses	-30,5	-22,7	5,0	-16,8	0,2	-18,8	-19,9
Other financial income and expenses	-159,5	-212,5	-45,6	-38,7	-37,2	-38,0	-46,8
PROFIT BEFORE EXTRAORDINARY ITEMS	134,3	154,0	10,1	41,5	20,7	62,0	5,6
% of turnover	2,0	2,2	0,6	2,6	1,3	3,6	0,3

OPERATING PROFIT, %	Quarter I-IV		Quarterly				
	2002	2001	IV 02	III 02	II 02	I 02	IV 01
Commercial printing	8,0	6,2	6,8	6,8	8,3	9,7	10,5
Home & Office	11,5	9,7	9,0	14,8	10,5	11,7	4,6
Publishing	5,0	8,1	4,6	7,5	-0,4	8,1	3,9
Consumer packaging	9,1	13,7	3,6	10,7	7,2	14,7	11,5
Map Merchant Group	-1,0	-0,2	-2,5	-1,6	-0,2	0,3	-3,7
Zanders	0,5	0,0	-4,9	-1,2	1,6	4,6	-1,7
Metsä Tissue		5,6	3,5	10,6	5,4	7,3	8,5
GROUP TOTAL	4,9	5,6	3,2	6,1	3,5	6,8	4,3

M-REAL-GROUP

RETURN ON CAPITAL EMPLOYED, %	I-IV Q 2002	Year 2001	2000
Commercial printing	8,8	6,9	16,4
Home & Office	9,6	6,6	9,3
Publishing	3,5	6,0	21,0
Consumer packaging	9,7	15,0	22,2
Map Merchant Group	-3,0	-0,8	7,4
Zanders	0,9	0,3	
Metsä Tissue	13,2	10,3	-3,1
GROUP TOTAL	5,8	6,9	13,5

CAPITAL EMPLOYED, EUR Million	12/02	12/01	12/00
Commercial printing	1 113,5	1 178,6	1 171,0
Home & Office	1 129,9	1 179,4	1 482,0
Publishing	1 103,9	1 219,4	1 254,2
Consumer packaging	944,4	904,6	856,5
Map Merchant Group	410,4	484,8	496,7
Zanders	341,7	323,9	
Metsä Tissue	325,5	342,3	378,9
Other assets	527,8	660,8	452,5
GROUP TOTAL	5 897,1	6 293,8	6 091,8

PERSONNEL AVERAGE	2002	2001
Commercial printing	3 507	3 678
Home & Office	2 125	2 106
Publishing	1 769	2 261
Consumer packaging	3 151	3 089
Map Merchant Group	2 745	2 855
Zanders	2 324	2 724
Metsä Tissue	3 067	3 000
Other operations	2 382	2 524
GROUP TOTAL	21 070	22 237

M-REAL-GROUP

PRODUCTION 1000 tons	Quarter I-V 2002	 2001	Quarterly IV 02	 III 02	 II 02
Commercial printing	1410	1378	357	331	353
Home & Office	915	873	207	231	233
Publishing [1]	990	1073	256	244	235
Zanders	348	357	80	75	95
Paperboard	679	665	173	167	169
Fluting	224	228	57	64	49
Liner [2]	151	132	37	40	39
CTMP	280	136	76	79	63
Metsä Tissue	432	408	110	112	106
Metsä-Botnia's pulp [2]	1057	946	249	294	250
M-real's pulp	1191	1074	308	290	304

PRODUCTION 1000 tons	Quarterly I 02	 IV 01	 III 01	 II 01	 I 01
Commercial printing	369	348	332	325	373
Home & Office	244	207	199	221	246
Publishing [1]	255	242	246	272	313
Zanders	98	85	91	88	93
Paperboard	170	152	170	161	182
Fluting	54	60	57	54	57
Liner [2]	35	36	35	31	30
CTMP	62	49	34	25	28
Metsä Tissue	104	97	108	98	105
Metsä-Botnia's pulp [2]	264	234	258	209	245
M-real's pulp	289	264	251	261	298

1) Includes 50 % of the production in MD Papier (until 30.6.2001) and Albbruck (until 30.6.2002).

2) Equals to M-real's owernship (47 %).

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO